Exhibit 99.1

Sundial Reports Second Quarter 2021 Financial and Operational Results

CALGARY, AB, Aug. 12, 2021 /CNW/ - Sundial Growers Inc. (NASDAQ: SNDL) ("Sundial" or the "Company") reported its financial and operational results for the second quarter ended June 30, 2021. All financial information in this press release is reported in millions of Canadian dollars and represents results from continuing operations, unless otherwise indicated.

The Company plans to hold a conference call and webcast at 8:30 a.m. MT (10:30 a.m. ET) on Friday, August 13, 2021. Please see the dial-in details within the release, as well as additional details on Sundial's website at www.sndlgroup.com.

SECOND QUARTER 2021 OPERATIONAL AND INVESTMENT HIGHLIGHTS

  Net revenue for the Company's cannabis segment of $9.2 million. Investment and fee revenue of $5.7 million and Sundial's share of profit of equity accounted investees of $3.7 million for total net revenue and equity pickup of $18.6 million for the quarter.
  Gross cannabis revenue of $12.7 million, an increase of 8% compared to the previous quarter.
  Net loss of $52.3 million for the second quarter of 2021 compared to $60.4 million in the second quarter of the prior year. Excluding a non-cash provision for impairment on the Olds facility of $60.0 million, net income would have been $7.7 million for the 2021 second quarter.
  Adjusted EBITDA loss of $0.2 million for the second quarter of 2021, compared to an adjusted EBITDA loss of $3.9 million in the second quarter of 2020.
  Gross margin loss and gross margin before fair value adjustments loss from cannabis operations of $2.0 million and $0.4 million, respectively, compared to losses of $3.3 million and $1.6 million, respectively, for the previous quarter.
  $1.3 billion of cash, marketable securities and long-term investments at June 30, 2021 and $1.2 billion at August 9, 2021, with no outstanding debt.
  Fair market value of investments at June 30, 2021 was $354.5 million in cannabis-related credit facilities and marketable securities. Cannabis-related credit facilities of $253.0 million at second quarter end generated interest and fee income of $7.1 million for the quarter compared to $2.8 million in the previous quarter.
  ATM net proceeds for the second quarter of $327.4 million at an average price of $1.30 per share. The Company's ATM facility has been inactive for 49 days prior to this news release.
  Subsequent to the quarter end, closed the acquisition of Inner Spirit Holdings Ltd. ("Inner Spirit") and its Spiritleaf retail cannabis store network ("Spiritleaf"), establishing Sundial as one of Canada's largest vertically integrated cannabis companies.

"Following Sundial's restructuring in 2020, we have been able to rapidly reshape the business model to focus on a two-pillar strategy that we believe will position our shareholders for future success," said Zach George, Chief Executive Officer of Sundial. "The first pillar is comprised of our core cannabis operations which are now vertically integrated with the acquisition of the Spiritleaf retail network. Our upstream cultivation results within our indoor modular facility continue to improve amidst the intentional reduction of activity and we are excited about targeted innovation that we plan to introduce later this year. We are focused not only on the challenging and dysfunctional Canadian industry landscape today but are mapping the characteristics of a dominant and stable business model in a healthier environment that we expect within three years, following necessary regulatory reform and industry consolidation. The second pillar is our investment operations where most of our capital exposure is committed to our joint venture, SunStream Bancorp. The SunStream Bancorp team is focused on deploying capital within the cannabis sector on an attractive risk-adjusted basis and is exploring broader opportunities within financial services. Sundial will benefit from a growing, predictable interest income stream as this capital is deployed and the resulting cash flow has materially buffered our pre-profit core cannabis operations to date.  We have also made a small number of select equity investments in businesses that we believe can enhance our upstream and downstream capabilities.

"Our second quarter performance continued to be impacted by the liquidation of discounted inventory and our refusal to push sub-optimal product into the market. We have undertaken a significant retrenchment in our cultivation activities, which has included changes to our cultivation processes as well as workforce and other cost reductions. We have seen continuous improvement in our cultivation outcomes as we remain focused on best practices to deliver strong results in potency, yield and terpenes. In the last two months of the quarter, we experienced the highest successive average potency at harvest since operations began at Olds."

SECOND QUARTER 2021 KEY FINANCIAL METRICS

($000s)	Cannabis	Investments	Corporate	Total
As at June 30, 2021
Total assets	274,091	1,134,189	2,998	1,411,278
Six months ended June 30, 2021
Net revenue	19,042	21,455	—	40,497
Gross margin	(6,273)	21,455	—	15,182
Share of profit of equity-accounted investees	—	3,724	—	3,724
Depreciation and amortization	1,782	—	207	1,989
Earnings (loss) before tax	(84,623)	23,351	(125,460)	(186,732)
Three months ended June 30, 2021
Net revenue	9,151	5,706	—	14,857
Gross margin	(2,821)	5,706	—	2,885
Share of profit of equity-accounted investees	—	3,724	—	3,724
Depreciation and amortization	828	—	103	931
Earnings (loss) before tax	(75,451)	9,051	14,113	(52,287)
  Asset value per share at June 30, 2021, including cash, loans, marketable securities and the Olds facility at net book value was approximately $1.34 billion or $0.66 per share.
  Subsequent to quarter end, Sundial issued an additional 26.9 million shares related to the Spiritleaf acquisition and settlement of related Spiritleaf debt.
  As of August 9, 2021, the Company had an unrestricted cash balance of approximately $760 million and total common shares outstanding of 2.06 billion.

INNER SPIRIT ACQUISITION

Sundial completed its acquisition of Inner Spirit and the Spiritleaf retail network on July 20, 2021. Adding Canada's largest cannabis retail store network will enable Sundial to reach consumers through an entirely new channel, generate a deeper understanding of consumer buying trends, and provide depth of data to enhance decision making around product and distribution strategies. In less than three years, Spiritleaf has sourced, built and opened more than 100 franchised and corporate-owned stores across Canada in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, and Newfoundland and Labrador. Spiritleaf served 2.3 million guests in 2020 and currently has more than 320,000 members in its Collective customer benefits program. System-wide retail sales1 through Spiritleaf stores reached $124 million on a trailing 12-month basis to March 31, 2021, the last reported period prior to acquisition. In July 2021, the retail network achieved its highest ever one-day and monthly sales since inception. Through the acquisition of a retail segment, Sundial now has direct access to more comprehensive customer data and expects revenue increases to be generated by the integration of our distribution channels commencing in the third quarter of 2021.

___________________________
[1] System-wide retail sales and Adjusted EBITDA are non-IFRS financial measures. For more details, see the "Non-IFRS Financial Measures" section below.

SECOND QUARTER 2021 RESULTS BY SEGMENT

The first half of 2021 was a transitional period for Sundial, and the Company has now structured its business into two operating segments: one being Cannabis operations and the other being Investment operations.

CANNABIS OPERATIONS SEGMENT RESULTS

While the first quarter of 2021 was challenged by industry dynamics and continued price compression, Sundial's ability to consistently deliver high-quality inhalables continues to be a key component of the Company's strategy. Net cannabis revenue declines in the second quarter were the result of continued growth of the discount segment and lack of available product to meet consumer needs. Sundial's commitment to cultivation excellence remains a top priority for its cannabis operations.

  Sundial's ongoing investments in innovation and cultivation practices yielded the Company's strongest results in May and June of 2021, with an average THC potency greater than 20%. These products will be available to consumers in Q3 2021.
  The Company continues to invest in its evolving library of strains designed to meet consumer preferences and has entered the commercial flowering stage of 13 new cultivars in the second quarter of 2021, some of which are exclusive to Sundial. The preliminary outcome from these new strains provided results averaging higher than 22% THC. These strains are expected to be harvested in Q3 2021 and released in select provinces by year end.
  The Company is focused on its most profitable and higher margin SKUs, while simplifying its supply chain and rationalizing SKUs across all brands and formats to better align with Sundial's brand promises. Through a comprehensive review of Sundial's portfolio, the decision was taken by management to rationalize unproductive SKUs to drive improvements to profitability. Sundial had 100 SKUs at the beginning of 2020 and now producing less than 35 SKUs in line with the proposed SKU rationalization plans.
  Sundial is focusing on meeting consistent results on its four core strains that have proven to meet consumer demands. In the second quarter of 2021, Sundial launched three new Palmetto strains and shipped approximately 9,300 cases across the country. The initial consumer feedback on all three strains has been positive.
  During the second quarter of 2021, Sundial also launched two concentrates products in Quebec – a sativa hash and an indica hash.
  Subsequent to the second quarter, Sundial has begun final packaging and is expected to launch a 28g LA Kush Cake format under the Top Leaf brand in select provinces.

GROSS MARGIN BEFORE FAIR VALUE ADJUSTMENTS
Adjusted gross margin before inventory impairment and fair value adjustments for the three months ended June 30, 2021 was negative $0.4 million compared to negative $1.6 million for the previous quarter as a result of Sundial's ongoing focus on cost optimization and offering the most competitive and profitable strains and brands to its customers against the backdrop of industry wide price compression and higher operating costs at our premium facility.

NET REVENUE FROM CANNABIS OPERATIONS
Net revenue from branded cannabis products increased in the second quarter to $7.3 from $7.2 million in the previous quarter despite provincial boards reducing inventory levels, retail market conditions and continued price compression across the industry. These market dynamics impacted all of Sundial's formats and brands in the second quarter of 2021. Revenue from licensed producer sales was $1.9 million in the second quarter compared to $2.7 million in the previous quarter.

GROSS SELLING PRICE
Average gross selling price per gram equivalent of branded products, net of provisions, was $3.19 per gram in the second quarter of 2021, compared to $3.15 per gram in the prior quarter.

REVENUE BY FORMATS
In the second quarter and first half of 2021 gross revenue from Sundial's formats was:

	Three months ended June 30		Six months ended June 30
($000s)	2021	2020	2021	2020
Revenue from dried flower	9,774	16,090	19,490	27,814
Revenue from vapes	1,284	6,259	2,697	10,608
Revenue from oil	1,410	1,992	1,591	2,509
Revenue from edibles and concentrates	271	—	709	—
Gross revenue	12,739	24,341	24,487	40,931

SALES, MARKETING AND GENERAL AND ADMINISTRATIVE EXPENSES
SMG&A costs increased by 42% from $8.0 million to $11.4 million in the second quarter of 2021 when compared to the prior quarter. The increase was primarily due to mailing and distribution costs related to conducting our AGM for approximately 2.4 million individual Sundial shareholders.

NET LOSS
Net loss for the three months ended June 30, 2021 was $52.3 million compared to a net loss of $134.4 million in the previous quarter. Net earnings in the second quarter of 2021 were negatively impacted by a $60.0 million long lived asset impairment charge on the Olds facility. Excluding this non-cash impairment provision, Sundial would have had net income of $7.7 million for the quarter.

Net loss for the six months ended June 30, 2021 was $186.7 million compared to a net loss of $104.4 million for the six months ended June 30, 2020 largely attributable to non-cash charges for changes in value of derivative warrants and long lived asset impairment in 2021.

ADJUSTED EBITDA
Adjusted EBITDA from continuing operations was a loss of $0.2 million for the three months ended June 30, 2021, compared to earnings of $3.3 million in the prior quarter. The decrease in adjusted EBITDA was primarily due to changes in fair value of marketable securities, increased SMG&A associated with the AGM and lower average sales prices, offset by decreased cost of sales per gram sold.

Adjusted EBITDA from continuing operations was $3.1 million for the six months ended June 30, 2021 compared to a loss of $15.5 million for the six months ended June 30, 2020. The increase was due to the following:

  2021 additions of investment revenue, interest and fee revenue and share of profit of equity-accounted investees.
  Decrease in cost of sales due to decreases in gram equivalents sold and per gram costs.
  Decrease in general and administrative expenses due to lower consulting fees and office and general.
  The increase was partially offset by:
  A decrease in net revenue due to decreases in kilogram equivalents sold and sales prices.

INVESTMENT OPERATIONS SEGMENT RESULTS

Sundial's investment income has been classified as income from operations as Sundial intends to continue to deploy significant capital targeting a portfolio of asymmetrically enhanced risk-return opportunities in the cannabis industry to provide exposure to a portfolio of attractive debt, equity and hybrid investments.

  During the first half of 2021, Sundial issued 1.11 billion common shares pursuant to at-the-market equity programs, registered direct offerings, and warrant exercises for total cash proceeds of $1.18 billion.
  Through the end of the second quarter, the Company had deployed a portion of the capital raised into several cannabis-related investments totaling $351.5 million, including $187.6 million to the SunStream joint venture. These investments generated $9.4 million in investment revenue in the second quarter, including interest, fees and realized and unrealized gains on marketable securities.
  In the second quarter, the Company's portfolio of credit-related investments generated an annualized rate of return of 13.0%. At August 11, 2021, the Company remained debt free.

REVENUE FROM INVESTMENT OPERATIONS
Revenue from investment operations in the second quarter of 2021 was $5.7 million.

	Three months ended June 30		Six months ended June 30
($000s)	2021	2020	2021	2020
Interest and fee revenue
Interest revenue from investments at amortized cost	328	—	441	—
Interest and fee revenue	2,100	—	4,282	—
Interest revenue from cash	916	—	1,470	—
	3,344	—	6,193	—
Investment revenue
Realized gains	4,211	—	12,230	—
Unrealized gains (losses)	(1,849)	—	3,032	—
	2,362	—	15,262	—
Revenue from investment operations	5,706	—	21,455	—
Share of profit of equity-accounted investees	3,724	—	3,724	—
Total investment operations	9,430	—	25,179	—

STRATEGIC AND ORGANIZATIONAL UPDATE

Sundial remains focused on building long-term shareholder value through the accretive deployment of cash resources and on sustainable profitability based on its streamlined and right-sized operating structure, and its enhanced offering of high-quality brands.

CANNABIS OPERATIONS

  Sundial continues to focus on the development of inhalable formats through new and unique strains, differentiated product formats and improved efficiencies in manufacturing methods. Sundial's balance sheet strength allows the Company to position itself for the normalization of market conditions that is expected to evolve over the next few years, without pursuing short term market share and unsustainable margins at all cost.
  In the second quarter of 2021, the Company continued to focus on cost control and streamlining all its operations from cultivation, to supply, to sales to achieve the efficiencies of vertical integration.
  Sundial has well defined expansion plans to open additional Spiritleaf stores in the second half of 2021 and expects to maintain its current sales performance trajectory. Six Spiritleaf stores have been opened in the current quarterly period, including the 100th Spiritleaf store announced in Ottawa, ON on July 9, 2021.
  Sundial is implementing a Spiritleaf Franchisee Advisory Council to engage Spiritleaf franchisees and to obtain feedback and collaboration on strategic initiatives to drive the continued growth and success of the Spiritleaf banner.

INVESTMENT OPERATIONS

  On July 7, 2021, the Company announced that it had increased its commitment to SunStream Opportunities LP to $538 million from the previously announced commitment of $188 million, which has been funded.
  Sundial remains focused on providing exposure to the global cannabis industry that is expected to reach US$47 billion by 2025.

SUNDIAL RECEIVES NASDAQ LETTER REGARDING NON-COMPLIANCE WITH MINIMUM BID PRICE REQUIREMENT

Sundial was notified on August 9, 2021 by the Listing Qualifications Department of The Nasdaq Stock Market ("Nasdaq") that the closing bid price of the Company's common stock for the last 30 consecutive business days from June 25, 2021 to August 6, 2021 did not meet the minimum bid price of $1.00 per share (the "Minimum Bid Requirement").  The notice has no immediate effect on the trading of the Company's common shares on Nasdaq and the Company has until February 7, 2022 to regain compliance with the Minimum Bid Requirement.

Sundial will actively monitor its closing bid price during the compliance period and intends to take appropriate measures to remedy the deficiency and regain compliance with the Minimum Bid Requirement.

COVID-19 UPDATE

The Company continues to monitor daily developments in the COVID-19 pandemic and actions taken by government authorities. In accordance with the guidance of provincial and federal health officials to limit the risk and transmission of COVID-19, Sundial continues to implement mandatory self-quarantine policies, travel restrictions, enhanced cleaning and sanitation processes and frequency, and social distancing measures. Sundial believes that it can maintain safe operations with these pandemic-related procedures and protocols in place. The Company has not experienced a material impact on its production and processing activities to date related to COVID-19.

NON-IFRS MEASURES

Certain financial measures in this news release, including adjusted EBITDA from continuing operations and gross margin before fair value adjustments, are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS.

ADJUSTED EBITDA FROM CONTINUING OPERATIONS
Adjusted EBITDA from continuing operations is a non-IFRS measure which the Company uses to evaluate its operating performance. Adjusted EBITDA from continuing operations provides information to investors, analysts and others to aid in understanding and evaluating the Company's operating results in a similar manner to its management team. Adjusted EBITDA from continuing operations is defined as net income (loss) from continuing operations before finance costs, depreciation and amortization, accretion expense, income tax recovery and excluding change in fair value of biological assets, change in fair value realized through inventory, unrealized foreign exchange gains or losses, unrealized gains or losses on marketable securities, change in fair value of derivative warrants,  share-based compensation expense, asset impairment, gain or loss on disposal of property, plant and equipment and certain one-time non-operating expenses, as determined by management.

	Q2 2021	Q1 2021	% Change	Q2 2020	% Change
Net loss from continuing operations	(52,287)	(134,445)	61%	(32,827)	-59%
Adjustments
Finance costs	40	51	-22%	1,002	-96%
Change in estimate of fair value of derivative warrants	(19,810)	129,944	115%	(411)	-4720%
Depreciation and amortization	931	1,058	-12%	1,277	-27%
Change in fair value of biological assets	331	94	252%	1,756	-81%
Change in fair value realized through inventory	456	50	812%	6,213	-93%
Unrealized foreign exchange (gain) loss	104	1,905	-95%	583	-82%
Unrealized (gain) loss on marketable securities	1,849	(4,881)	138%	—	100%
Share-based compensation	4,539	3,456	31%	3,152	44%
Asset impairment	60,000	—	100%	—	100%
Loss (gain) on disposition of PP&E	22	117	-81%	122	-82%
Cost of sales non-cash component (1)	1,162	826	41%	1,549	-25%
Inventory obsolescence	1,651	1,754	-6%	10,026	-84%
Restructuring costs	—	—	0%	2,363	-100%
Transaction costs (2)	805	3,648	-78%	1,297	-38%
Government subsidies	—	(2,180)	-100%	—	0%
Other expenses	2	1,930	-100%	—	100%
Adjusted EBITDA from continuing operations	(205)	3,327	106%	(3,898)	95%
(1) Cost of sales non-cash component is comprised of depreciation expense
(2) Transaction costs relate to financing activities

	YTD 2021	YTD 2020	% Change
Net loss from continuing operations	(186,732)	(70,776)	-164%
Adjustments
Finance costs	91	6,984	-99%
Change in estimate of fair value of derivative warrants	110,134	(411)	26897%
Depreciation and amortization	1,989	1,934	3%
Change in fair value of biological assets	425	(4,659)	109%
Change in fair value realized through inventory	506	15,905	-97%
Unrealized foreign exchange (gain) loss	2,009	(1,186)	269%
Unrealized (gain) loss on marketable securities	(3,032)	—	100%
Share-based compensation	7,995	3,947	103%
Asset impairment	60,000	5,659	960%
Loss (gain) on disposition of PP&E	139	(488)	128%
Cost of sales non-cash component (1)	1,988	2,329	-15%
Inventory obsolescence	3,405	17,741	-81%
Restructuring costs	—	5,082	-100%
Transaction costs (2)	4,453	2,398	86%
Government subsidies	(2,180)	—	100%
Other expenses	1,932	—	100%
Adjusted EBITDA from continuing operations	3,122	(15,541)	120%
(1) Cost of sales non-cash component is comprised of depreciation expense
(2) Transaction costs relate to financing activities

GROSS MARGIN BEFORE FAIR VALUE ADJUSTMENTS
Gross margin before fair value adjustments is a non-IFRS measure which the Company uses to evaluate its operating performance. Gross margin before fair value adjustments is defined as gross margin less the non-cash changes in the fair value adjustments on the sale of inventory and the growth of biological assets. Gross margin before fair value adjustments is comprised of net revenue less cost of sales, inventory obsolescence and impairment.

	Q2 2021	Q1 2021	% Change	Q2 2020	% Change
Net revenue	9,151	9,891	-7%	20,194	-55%
Cost of sales	9,534	11,445	-17%	17,336	-45%
Gross margin before inventory impairment and fair value adjustments	(383)	(1,554)	75%	2,858	113%

CONFERENCE CALL

Sundial will host a conference call and webcast at 10:30 a.m. EDT (8:30 a.m. MDT) on Friday, August 13, 2021.    A current investor presentation will be available on http://sndlgroup.com/investors.

WEBCAST ACCESS
To access the live webcast of the call, please visit the following link:
http://services.choruscall.ca/links/sundialgrowers20210813.html

REPLAY

The webcast archive will be available for three months via the link provided above.
A telephone replay will be available for one month. To access the replay dial:
Canada/USA Toll Free: 1-800-319-6413 or International Toll: +1-604-638-9010
When prompted, enter Replay Access Code: 7535#

ABOUT SUNDIAL GROWERS INC.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL". Our business is reported and analyzed under two operating segments: Cannabis and Investments.

As a licensed producer that crafts small-batch cannabis using state-of-the-art indoor facilities, our 'craft-at-scale' modular growing approach, award-winning genetics and experienced growers set us apart. Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Sundial also operates the Spiritleaf retail banner. Spiritleaf aims to be the most knowledgeable and trusted source of recreational cannabis by offering a premium consumer experience and quality curated cannabis products.

Our investment operations seek to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds and Rocky View County, Alberta, Canada. For more information on Sundial, please go to www.sndlgroup.com.

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's cost-cutting initiatives, the cost savings expected to be achieved, operational goals, demand for the Company's products, the Company's ability to achieve profitability, the development of the legal cannabis market, performance of the Company's investments and the maintenance of production levels, including during the COVID-19 pandemic. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Item 3D Risk Factors" in the Company's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission ("SEC") on March 17, 2021, and the risk factors included in our other SEC filings for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

View original content to download multimedia:https://www.prnewswire.com/news-releases/sundial-reports-second-quarter-2021-financial-and-operational-results-301354760.html

SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2021/12/c7224.html

%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., O: 1.587.327.2017, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 17:07e 12-AUG-21